Filed by Silver Eagle Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Videocon d2h Limited

Commission File No.: 333-201870

On March 10, 2015, Silver Eagle Acquisition Corp. (“Silver Eagle” or the “Company”) mailed (i) a notice to its stockholders of record as of March 2, 2015 of a special meeting of stockholders to be held on March 30, 2015, to consider and vote on, among other proposals, (a) a proposal for stockholders to approve that certain Contribution Agreement, dated December 31, 2014, as amended on February 3, 2015 and as may be further amended, by and between Videocon d2h Limited (“Videocon d2h”) and the Company (the “Contribution Agreement”), and the transactions contemplated by the Contribution Agreement (the “Transaction”), pursuant to which Silver Eagle has agreed to contribute cash to Videocon d2h in exchange for equity shares of Videocon d2h, to be represented by American Depositary Shares, and (b) a proposal for stockholders to approve the dissolution of Silver Eagle, including a plan of dissolution, which provides for the liquidation and dissolution of Silver Eagle following the Transaction, subject to the approval of the Contribution Agreement and the closing of the Transaction, and (ii) a notice to its public warrantholders of record as of March 2, 2015 of a special meeting of public warrantholders to be held on March 30, 2015, to consider and vote on, among other proposals, a proposal for public warrantholders to approve and consent to an amendment to the warrant agreement governing all of Silver Eagle’s outstanding warrants to provide that, upon the consummation of the Transaction, each of Silver Eagle’s outstanding warrants, which currently entitle the holder thereof to purchase one-half of one share of Silver Eagle common stock, will be exchanged for cash in the amount of $1.00. The texts of the notices of special meeting are included below. Reference is made in the notices to the preliminary proxy statement/prospectus that was filed with the United States Securities and Exchange Commission (“SEC”) by Videocon d2h on March 3, 2015 as part of Registration Statement on Form F-4 (File No. 333-201870) filed by Videocon d2h in connection with the Transaction (the “Registration Statement”) and which is incorporated by reference into this filing. The Company will mail a definitive proxy statement/prospectus and proxy card to its stockholders and public warrantholders when available.

Additional Information About the Transaction and Where to Find It

The Registration Statement, filed by Videocon d2h with the SEC, can be accessed at the SEC’s internet website at the following link: http://www.sec.gov/Archives/edgar/data/1629220/000114420415013703/v402601_f4a.htm. The Registration Statement includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to holders of the Silver Eagle’s common stock and public warrants in connection with the solicitation by Silver Eagle of proxies for the vote by the stockholders on the Transaction and the vote by the warrantholders on a proposed amendment to the warrant agreement governing Silver Eagle’s warrants, as well as the prospectus of Videocon d2h relating to the offer and sale of equity shares underlying American Depositary Shares to be issued in the Transaction. The Registration Statement has not yet been declared effective by the SEC. The preliminary proxy statement/prospectus contains a copy of the Contribution Agreement, as well as information describing the Transaction and the parties to the Contribution Agreement, including historical financial information and pro forma financial information, as well as details regarding the items of business to be presented at the special meetings. However, because it is preliminary, the information contained therein is subject to change for business or legal reasons or in response to comments which Videocon d2h may receive from the staff of the SEC in the course of its review of the Registration Statement. The preliminary proxy statement/prospectus is not a substitute for the definitive proxy statement/prospectus which we will mail to you in the near future after the Registration Statement has been declared effective by the SEC. We will also provide you with a proxy card and voting instructions with the definitive proxy statement/prospectus. Silver Eagle’s stockholders and warrantholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, and amendments thereto, and the definitive proxy statement/prospectus when available because the proxy statement/prospectus will contain important information about Videocon d2h, Silver Eagle, the proposed Transaction and the proposed warrant agreement amendment. The definitive proxy statement/prospectus will be mailed to stockholders and warrantholders of Silver Eagle of record as of March 2, 2015. Stockholders and warrantholders may obtain copies of the Registration Statement, which includes the proxy statement/prospectus, and the definitive proxy statement/prospectus (when available), without charge, at the SEC's Internet site at http://www.sec.gov or by directing a request to: Silver Eagle Acquisition Corp., 1450 2nd Street, Suite 247, Santa Monica, CA 90401, Attention: James A. Graf, Chief Financial Officer. If you have any questions about how to submit your proxy (when Silver Eagle provides you with a proxy card in the future), you should contact Silver Eagle’s proxy solicitor, which is assisting Silver Eagle in the solicitation of proxies, at:

Morrow & Co., LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200
Email: EAGL.info@morrowco.com

Participants in Solicitation

The Company and its directors and officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Transaction and the Company’s warrantholders with respect to the proposed warrant agreement amendment. A list of the names of those directors and officers and a description of their interests in the Company is contained in the preliminary proxy statement/prospectus included in the Registration Statement and will be contained in the definitive proxy statement/prospectus when available.

Videocon d2h and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Silver Eagle in connection with the proposed Transaction and from the warrantholders of Silver Eagle in connection with the proposed warrant amendment. A list of the names of such directors and officers and information regarding their interests in the Transaction will be included in the definitive proxy statement/prospectus when available.

Forward Looking Statements

This filing includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements, including without limitation with respect to the special meetings to be held in connection with the proposed Transaction, redemptions of shares in connection therewith and the timing of the proposed Transaction, are based on current expectations that are subject to risks and uncertainties.

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Contribution Agreement, (2) the outcome of any legal proceedings that may be instituted against the Company, Videocon d2h or others following announcement of the Contribution Agreement and transactions contemplated therein; (3) the inability to complete the Transaction due to the failure to obtain approval of the stockholders of the Company, redemptions by stockholders of the Company or other conditions to closing in the Contribution Agreement, or the inability to amend the warrant agreement due to the failure to obtain approval of the warrantholders of the Company, (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction; (5) the risk that the proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction described herein; (6) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of Videocon d2h to grow and manage growth profitably, effectively direct proceeds received in the Transaction, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the Transaction; (8) changes in applicable laws or regulations; (9) the possibility that Videocon d2h may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties included in the proxy statement/prospectus that forms a part of the Registration Statement, including under the section entitled “Risk Factors” and elsewhere therein, and in other filings with the SEC by the Company or Videocon d2h.

Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SILVER EAGLE ACQUISITION CORP.
1450 2nd Street, Suite 247
Santa Monica, California 90401

Dear Silver Eagle Acquisition Corp. Stockholders and Public Warrantholders:

You are cordially invited to attend the special meeting of stockholders and/or the special meeting of public warrantholders of Silver Eagle Acquisition Corp. (“Silver Eagle”) on March 30, 2015 at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York. The special meeting of public warrantholders will be at 8:30 a.m., Eastern time, and the special meeting of stockholders will be at 9:00 a.m., Eastern time.

At the special meeting of stockholders, Silver Eagle’s stockholders will be asked to consider and vote on (i) a proposal to approve the Contribution Agreement, dated December 31, 2014, by and between Silver Eagle and Videocon d2h Limited, a company incorporated in the Republic of India (“Videocon d2h”), as amended on February 3, 2015 and as may be further amended (the “Contribution Agreement”), and the transactions contemplated thereby (the “Transaction”), (ii) a proposal to approve the dissolution of Silver Eagle, including a plan of dissolution, which provides for the liquidation and dissolution of Silver Eagle following the Transaction, subject to the approval of the Business Combination Proposal and the closing of the Transaction, (iii) a proposal to adjourn the special meeting to a later date or dates, if Silver Eagle determines that there are not sufficient votes to approve one or more proposals presented at the special meeting of stockholders or that one or more closing conditions under the Contribution Agreement will not be satisfied and (iv) such other matters as may properly come before the special meeting.

At the special meeting of public warrantholders, Silver Eagle’s public warrantholders will be asked to consider and vote on a proposal, which is referred to herein as the “Warrant Amendment Proposal,” to approve and consent to an amendment to the warrant agreement governing Silver Eagle’s outstanding warrants to provide that, upon the consummation of the Transaction, each of Silver Eagle’s outstanding warrants, which currently entitles the holder thereof to purchase one-half of one share of Silver Eagle common stock, will be exchanged for cash in the amount of $1.00. In connection with the Transaction, the Sponsor and Dennis A. Miller have agreed to forfeit to Silver Eagle for no consideration 15,000,000 private placement warrants held by them. Accordingly the private placement warrants will not be eligible to be exchanged for cash. Approval of the Warrant Amendment Proposal is not a condition to the consummation of the Transaction.

We have enclosed with this letter a notice of the special meeting of stockholders and/or a notice of the special meeting of public warrantholders. We also refer you to Silver Eagle’s preliminary proxy statement/prospectus which is part of a registration statement on Form F-4 (File No. 333-201870) filed with the Securities and Exchange Commission (“SEC”) by Videocon d2h relating to the Transactions (the “Registration Statement”) and can be accessed at the SEC’s internet website at the following link: http://www.sec.gov/Archives/edgar/data/1629220/000114420415013703/v402601_f4a.htm. The Registration Statement has not yet been declared effective by the SEC. The preliminary proxy statement/prospectus contains a copy of the Contribution Agreement, information describing the Transaction and the parties to the Contribution Agreement, including historical financial information and pro forma financial information, as well as details regarding the items of business to be presented at the special meetings. However, because it is preliminary, the information contained therein is subject to change for business or legal reasons or in response to comments which Videocon d2h may receive from the staff of the SEC in the course of its review of the Registration Statement. The preliminary proxy statement/prospectus is not a substitute for the definitive proxy statement/prospectus which we will mail to you in the near future after the Registration Statement has been declared effective by the SEC. We will also provide you with a proxy card and voting instructions with the definitive proxy statement/prospectus.

 We thank you for your ongoing support and we hope to see you at the special meeting of stockholders and/or special meeting of public warrantholders.

Sincerely,

March 10, 2015

Harry E. Sloan
Chairman and Chief Executive Officer

SILVER EAGLE ACQUISITION CORP.
1450 2nd Street, Suite 247
Santa Monica, California 90401

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF SILVER EAGLE ACQUISITION CORP.
To Be Held On March 30, 2015

To the Stockholders of Silver Eagle Acquisition Corp.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “special meeting”) of Silver Eagle Acquisition Corp., a Delaware corporation (“Silver Eagle” or the “Company”), will be held at 9:00 a.m., Eastern time, on Monday, March 30, 2015, at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York. You are cordially invited to attend the special meeting for the following purposes:

(1) The Business Combination Proposal — to consider and vote upon a proposal to approve the Contribution Agreement, dated December 31, 2014, by and between Silver Eagle and Videocon d2h Limited, a company incorporated in the Republic of India (“Videocon d2h”), as amended on February 3, 2015 and as may be further amended (the “Contribution Agreement”), and the transactions contemplated thereby (the “Transaction” and the proposal, the “Business Combination Proposal”);

(2) The Plan of Dissolution Proposal — to consider and vote upon a proposal to approve the dissolution of Silver Eagle, including a plan of dissolution, which provides for the liquidation and dissolution of Silver Eagle following the Transaction, subject to the approval of the Business Combination Proposal and the closing of the Transaction (the “Plan of Dissolution Proposal”);

(3) The Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary or desirable, to permit further solicitation and vote of proxies, in the event that there are not sufficient votes to approve one or more proposals presented at the special meeting of stockholders or that one or more closing conditions under the Contribution Agreement will not be satisfied (the “Adjournment Proposal”); and

(4) to consider and transact such other procedural matters as may properly come before the special meeting or any adjournment or postponement thereof.

Only holders of record of Silver Eagle’s common stock at the close of business on March 2, 2015 are entitled to notice of the special meeting of stockholders and to vote at the special meeting and any adjournments or postponements of the special meeting. A complete list of Silver Eagle stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at Silver Eagle’s principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

Silver Eagle is also holding a special meeting of its public warrantholders where its public warrantholders will be asked to consider and vote on a proposal to approve and consent to an amendment to the warrant agreement governing Silver Eagle’s outstanding warrants to provide that, upon the consummation of the Transaction, each of Silver Eagle’s outstanding warrants, which currently entitles the holder thereof to purchase one-half of one share of Silver Eagle common stock, will be exchanged for cash in the amount of $1.00.

Pursuant to Silver Eagle’s amended and restated certificate of incorporation, Silver Eagle is providing its public stockholders with the opportunity to redeem their shares of Silver Eagle common stock for cash equal to their pro rata share of the aggregate amount on deposit in the trust account which holds the proceeds of Silver Eagle’s initial public offering as of two business days prior to the consummation of the Transaction, including interest, less franchise and income taxes payable, upon the closing of the Transaction. For illustrative purposes, based on funds in the trust account of approximately $324,857,250 on December 31, 2014 and estimated $150,000 in taxes payable, the estimated per share redemption price would have been approximately $9.99. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom he, her or it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 10% of the public shares. The holders of Silver Eagle shares issued prior to its initial public offering (“founder shares”) have agreed to waive their redemption rights with respect to their founder shares and any other shares they may hold in connection with the consummation of the Transaction, and the founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, Global Eagle Acquisition LLC, Silver Eagle’s sponsor, together with the other founders, own approximately 20.0% of Silver Eagle’s issued and outstanding shares of common stock, consisting of 100% of the founder shares.

The Transaction will be consummated only if a majority of the outstanding shares of Silver Eagle common stock are voted in favor of the Business Combination Proposal and the Plan of Dissolution Proposal. Silver Eagle has no specified maximum redemption threshold under its amended and restated certificate of incorporation. It is a condition to closing under the Contribution Agreement, however, that the amount contributed to Videocon d2h by Silver Eagle is at least $200,850,000. Any redemptions of public shares by public stockholders will decrease the amount in Silver Eagle’s trust account. Therefore, in order to satisfy the closing condition, the maximum redemption threshold is the amount that would allow the Contribution Amount to be $200,850,000. If, however, redemptions by public stockholders cause Silver Eagle to be unable to meet this closing condition, then Videocon d2h will not be required to consummate the Transaction, although it may, in its sole discretion, waive this condition. In the event that Videocon d2h waives this condition, Silver Eagle does not intend to seek additional shareholder approval or to extend the time period in which its public stockholders can exercise their redemption rights. In no event, however, will Silver Eagle redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001 immediately prior to the Transaction.

By Order of the Board of Directors

March 10, 2015

James A. Graf
Secretary

ii

Additional Information About the Transaction and Where to Find It

Videocon d2h has filed with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (the “Registration Statement”), which can be accessed at the SEC’s internet website at the following link: http://www.sec.gov/Archives/edgar/data/1629220/000114420415013703/v402601_f4a.htm, that includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to holders of the Silver Eagle’s common stock and public warrants in connection with the solicitation by Silver Eagle of proxies for the vote by the stockholders on the Transaction and the vote by the warrantholders on a proposed amendment to the warrant agreement governing Silver Eagle’s warrants, as well as the prospectus of Videocon d2h relating to the offer and sale of equity shares underlying American Depositary Shares to be issued in the Transaction. The Registration Statement has not yet been declared effective by the SEC. The preliminary proxy statement/prospectus contains a copy of the Contribution Agreement, as well as information describing the Transaction and the parties to the Contribution Agreement, including historical financial information and pro forma financial information. However, because it is preliminary, the information contained therein is subject to change for business or legal reasons or in response to comments which Videocon d2h may receive from the staff of the SEC in the course of its review of the Registration Statement. The preliminary proxy statement/prospectus is not a substitute for the definitive proxy statement/prospectus which we will mail to you in the near future after the Registration Statement has been declared effective by the SEC. We will also provide you with a proxy card and voting instructions with the definitive proxy statement/prospectus. Silver Eagle’s stockholders and warrantholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, and amendments thereto, and the definitive proxy statement/prospectus when available because the proxy statement/prospectus will contain important information about Videocon d2h, Silver Eagle, the proposed Transaction and the proposed warrant agreement amendment. The definitive proxy statement/prospectus will be mailed to stockholders and warrantholders of Silver Eagle of record as of March 2, 2015. Stockholders and warrantholders may obtain copies of the Registration Statement, which includes the proxy statement/prospectus, and the definitive proxy statement/prospectus (when available), without charge, at the SEC's Internet site at http://www.sec.gov or by directing a request to: Silver Eagle Acquisition Corp., 1450 2nd Street, Suite 247, Santa Monica, CA 90401, Attention: James A. Graf, Chief Financial Officer. If you have any questions about how to submit your proxy (when Silver Eagle provides you with a proxy card in the future), you should contact Silver Eagle’s proxy solicitor, which is assisting Silver Eagle in the solicitation of proxies, at:

Morrow & Co., LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200
Email: EAGL.info@morrowco.com

Participants in Solicitation

The Company and its directors and officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Transaction and the Company’s warrantholders with respect to the proposed warrant agreement amendment. A list of the names of those directors and officers and a description of their interests in the Company is contained in the preliminary proxy statement/prospectus included in the Registration Statement and will be contained in the definitive proxy statement/prospectus when available.

Videocon d2h and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Silver Eagle in connection with the proposed Transaction and from the warrantholders of Silver Eagle in connection with the proposed warrant amendment. A list of the names of such directors and officers and information regarding their interests in the Transaction will be included in the definitive proxy statement/prospectus when available.

Forward Looking Statements

This notice includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements, including without limitation with respect to the special meetings to be held in connection with the proposed Transaction, redemptions of shares in connection therewith and the timing of the proposed Transaction, are based on current expectations that are subject to risks and uncertainties.

iii

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Contribution Agreement, (2) the outcome of any legal proceedings that may be instituted against the Company, Videocon d2h or others following announcement of the Contribution Agreement and transactions contemplated therein; (3) the inability to complete the Transaction due to the failure to obtain approval of the stockholders of the Company, redemptions by stockholders of the Company or other conditions to closing in the Contribution Agreement, or the inability to amend the warrant agreement due to the failure to obtain approval of the warrantholders of the Company, (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction; (5) the risk that the proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction described herein; (6) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of Videocon d2h to grow and manage growth profitably, effectively direct proceeds received in the Transaction, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the Transaction; (8) changes in applicable laws or regulations; (9) the possibility that Videocon d2h may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties included in the proxy statement/prospectus that forms a part of the Registration Statement, including under the section entitled “Risk Factors” and elsewhere therein, and in other filings with the SEC by the Company or Videocon d2h.

Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

iv

SILVER EAGLE ACQUISITION CORP.
1450 2nd Street, Suite 247
Santa Monica, California 90401

NOTICE OF SPECIAL MEETING OF WARRANTHOLDERS
OF SILVER EAGLE ACQUISITION CORP.
To Be Held On March 30, 2015

To the Public Warrantholders of Silver Eagle Acquisition Corp.:

NOTICE IS HEREBY GIVEN that a special meeting of public warrantholders (the “special meeting”) of Silver Eagle Acquisition Corp., a Delaware corporation (“Silver Eagle” or the “Company”), owning warrants originally issued in the Company’s initial public offering, will be held at 8:30 a.m., Eastern time, on March 30, 2015 at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York. You are cordially invited to attend the special meeting for the following purposes:

(1) The Warrant Amendment Proposal — to consider and vote upon an amendment to the warrant agreement that governs all of Silver Eagle’s warrants to provide that, upon consummation of the transactions contemplated by the Contribution Agreement, dated December 31, 2014, by and between Videocon d2h Limited and Silver Eagle, as amended on February 3, 2015, and as may be further amended (the “Contribution Agreement”), each outstanding Silver Eagle warrant will be exchanged for cash in the amount of $1.00 (the “Warrant Amendment Proposal”);

(2) The Warrantholder Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting of public warrantholders to a later date or dates, if necessary or desirable, to permit further solicitation and vote of proxies, in the event that there are not sufficient votes to approve the Warrant Amendment Proposal; and

(3) to consider and transact such other procedural matters as may properly come before the special meeting of public warrantholders or any adjournment or postponement thereof.

Only holders of record of Silver Eagle public warrants at the close of business on March 2, 2015 are entitled to notice of the special meeting of public warrantholders and to vote at the special meeting of public warrantholders and any adjournments or postponements of the special meeting of public warrantholders. A complete list of the public warrantholders of record entitled to vote at the special meeting of public warrantholders will be available for ten days before the special meeting of public warrantholders at Silver Eagle’s principal executive offices for inspection by warrantholders during ordinary business hours for any purpose germane to the special meeting.

Silver Eagle is also holding a special meeting of stockholders to consider and vote upon proposals (a) to approve the Contribution Agreement and the transactions contemplated thereby (the “Transaction”), and (b) to approve the dissolution of Silver Eagle, including a plan of dissolution for Silver Eagle.

Approval of the Warrant Amendment Proposal requires the affirmative vote of holders of 65% of the public warrants. In addition, the Warrant Amendment Proposal will be contingent upon Silver Eagle’s stockholders approving the Transaction. Approval of the Transaction requires the affirmative vote of holders of a majority of the outstanding shares of common stock of Silver Eagle.

By Order of the Board of Directors

March 10, 2015

James A. Graf
Secretary

Additional Information About the Transaction and Where to Find It

Videocon d2h has filed with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (the “Registration Statement”), which can be accessed at the SEC’s internet website at the following link: http://www.sec.gov/Archives/edgar/data/1629220/000114420415013703/v402601_f4a.htm, that includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to holders of the Silver Eagle’s common stock and public warrants in connection with the solicitation by Silver Eagle of proxies for the vote by the stockholders on the Transaction and the vote by the warrantholders on a proposed amendment to the warrant agreement governing Silver Eagle’s warrants, as well as the prospectus of Videocon d2h relating to the offer and sale of equity shares underlying American Depositary Shares to be issued in the Transaction. The Registration Statement has not yet been declared effective by the SEC. The preliminary proxy statement/prospectus contains a copy of the Contribution Agreement, as well as information describing the Transaction and the parties to the Contribution Agreement, including historical financial information and pro forma financial information. However, because it is preliminary, the information contained therein is subject to change for business or legal reasons or in response to comments which Videocon d2h may receive from the staff of the SEC in the course of its review of the Registration Statement. The preliminary proxy statement/prospectus is not a substitute for the definitive proxy statement/prospectus which we will mail to you in the near future after the Registration Statement has been declared effective by the SEC. We will also provide you with a proxy card and voting instructions with the definitive proxy statement/prospectus. Silver Eagle’s stockholders and warrantholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, and amendments thereto, and the definitive proxy statement/prospectus when available because the proxy statement/prospectus will contain important information about Videocon d2h, Silver Eagle, the proposed Transaction and the proposed warrant agreement amendment. The definitive proxy statement/prospectus will be mailed to stockholders and warrantholders of Silver Eagle of record as of March 2, 2015. Stockholders and warrantholders may obtain copies of the Registration Statement, which includes the proxy statement/prospectus, and the definitive proxy statement/prospectus (when available), without charge, at the SEC's Internet site at http://www.sec.gov or by directing a request to: Silver Eagle Acquisition Corp., 1450 2nd Street, Suite 247, Santa Monica, CA 90401, Attention: James A. Graf, Chief Financial Officer. If you have any questions about how to submit your proxy (when Silver Eagle provides you with a proxy card in the future), you should contact Silver Eagle’s proxy solicitor, which is assisting Silver Eagle in the solicitation of proxies, at:

Morrow & Co., LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200
Email: EAGL.info@morrowco.com

Participants in Solicitation

The Company and its directors and officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Transaction and the Company’s warrantholders with respect to the proposed warrant agreement amendment. A list of the names of those directors and officers and a description of their interests in the Company is contained in the preliminary proxy statement/prospectus included in the Registration Statement and will be contained in the definitive proxy statement/prospectus when available.

Videocon d2h and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Silver Eagle in connection with the proposed Transaction and from the warrantholders of Silver Eagle in connection with the proposed warrant amendment. A list of the names of such directors and officers and information regarding their interests in the Transaction will be included in the definitive proxy statement/prospectus when available.

Forward Looking Statements

This notice includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements, including without limitation with respect to the special meetings to be held in connection with the proposed Transaction, redemptions of shares in connection therewith and the timing of the proposed Transaction, are based on current expectations that are subject to risks and uncertainties.

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A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Contribution Agreement, (2) the outcome of any legal proceedings that may be instituted against the Company, Videocon d2h or others following announcement of the Contribution Agreement and transactions contemplated therein; (3) the inability to complete the Transaction due to the failure to obtain approval of the stockholders of the Company, redemptions by stockholders of the Company or other conditions to closing in the Contribution Agreement, or the inability to amend the warrant agreement due to the failure to obtain approval of the warrantholders of the Company, (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction; (5) the risk that the proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction described herein; (6) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of Videocon d2h to grow and manage growth profitably, effectively direct proceeds received in the Transaction, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the Transaction; (8) changes in applicable laws or regulations; (9) the possibility that Videocon d2h may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties included in the proxy statement/prospectus that forms a part of the Registration Statement, including under the section entitled “Risk Factors” and elsewhere therein, and in other filings with the SEC by the Company or Videocon d2h.

Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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